UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

ElectroSpit Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> November 15, 2017

Physical Address of Issuer:

4400 Keller Avenue, Suite 140, PMB 118, Oakland, CA 94605, United States

Website of Issuer:

http://ElectroSpit.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount:

December 28, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$355,001	$66,781
Cash & Cash Equivalents	$229,554	$12,200
Accounts Receivable	$0	$0
Current Liabilities	$49,418	$137,434
Long-Term Liabilities	$312,040	$70,880
Revenues/Sales	$290,536	$362,688
Cost of Goods Sold	$112,456	$283,354*
Taxes Paid	$0	$0
Net Income/(Loss)	$127,147	$(3,011)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 5, 2022

ELECTROSPIT INC.



Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

ElectroSpit Inc. ("**ElectroSpit,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$200,000	$12,000	$188,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.electrospit.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/ElectroSpit


The date of this Form C is August 5, 2022.


TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

ElectroSpit Inc. is a business which creates new musical instruments for the band of the future, infused with technology that unlocks the creativity of any player at any level. The Company was incorporated in Delaware as a corporation on November 15, 2017.

The Company is located at 4400 Keller Avenue, Suite 140, PMB 118, Oakland, CA 94605, United States.

The Company's website is https://www.ElectroSpit.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/electrospit (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$200,000 +
Offering Deadline	December 28, 2022
Use of Proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Although the Company is currently profitable, there can be no assurance it will ever be consistently profitable. Capital received in connection with this offering will help the business buy larger quantities of inventory at lower unit cost, market and sell additional inventory, and research and develop new products. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis and resulting supply chain challenges. Conditions have eased but supply chain issues persist. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

A significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

2

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source parts from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, parts or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal

or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences to our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact consumer demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on

similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract

and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "Capital Stock" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Capital Stock. The Company is under no obligation to convert the Securities into Capital Stock. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into Capital Stock.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Capital Stock (the occurrence of which cannot be guaranteed). Upon such conversion, the Capital Stock will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the Capital Stock holders or the party holding the Capital Stock on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their Capital Stock with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series A Preferred Stock, Investors would directly or beneficially receive Capital Stock in the form of shares of Series A Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series A Preferred Stock consistent with the majority of the Series A Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of Capital Stock can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

ElectroSpit offers the ability to create new musical instruments for the band of the future, infused with technology that unlocks the creativity of any player at any level. Our first product, the ESX-1 mobile talkbox, has been used by well-known disc jockeys, including David Guetta, and appears on the hit single "Levitating" from Dua Lipa's 2020 Grammy-winning album.

Business Plan

Our business model relies on developing and marketing each electronic instrument in close association with music influencers. The process cultivates an active fan base for each instrument. Influencers create new music and video with ElectroSpit instruments, driving sales. Influencers and power users host Electro-Jam Sessions where customers interact with their favorite influencers, ElectroSpit instruments and each other, building community and customer loyalty to our brand. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth'–- when they are searching for information about a brand or product. We work collaboratively with our customers to improve the online presence of our products and win the 'first moment of truth'–- when a consumer is browsing on social media. We must also win the 'second moment of truth'–- when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We believe these activities demonstrate our commitment to future growth. We develop and distribute our ESX-1 and Talkbox Synth App to serve diverse audiences worldwide. We manage our brands with creativity, expertise and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives.

With a strategic focus on content, we aim to: * expand, enhance and evolve our brands worldwide by creating and acquiring popular content and other interactive experiences, building new networks and digital properties and innovating in other forms of entertainment; * foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader in music creation for consumers around the world; * deepen our connection with audiences by investing wisely in content & products that fit our core businesses and brand portfolios and resonates with targeted audiences; * continue to develop and refine innovative ways to distribute our products; * fuel organic growth by developing products with local, regional and multinational appeal; * limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement and other activities; * drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

The Company is currently profitable and intends to increase profitability by completing manufacturing and delivery of the ESX-1 to existing customers, offering the ESX-1 for immediate purchase via online and offline retailers, marketing our products with top music influencers and in person influencer product demo meet-ups. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
ESX-1 Mobile Talkbox	The ESX-1 enables both pros and first timers to produce the iconic talkbox sound. Now everyone can master the art of unsinging — shape your sound without even using your vocal cords. You can create new and different sounds using our instrument and App. Our cutting-edge tech gives you new ways of producing melodic and	ElectroSpit's target market is active music superfans of pop, hip hop, EDM, and R&B music genres. It includes musicians of all skill levels, and non-musician superfans who actively participate in music via music games like Rock Band, karaoke, or upload musical content to social music sites like Tik Tok,

	musical sound while forming words. The ESX-1 is a versatile instrument that is so easy to use, it removes all the barriers, allowing everyone to connect with the talkbox sound and with each other. We are unlocking the imagination of music creators around the world by showing them how simple and expressive an instrument can truly be.	Smule and YouTube. Age ranges 12-55.
Talkbox Synth App	The Talkbox Synth App by ElectroSpit connects to the ESX-1 and makes it easy for anyone to jam, play melodies, or improvise without requiring musical training.	ElectroSpit's target market is active music superfans of pop, hip hop, edm, and r&b music genres. It includes musicians of all skill levels, and non-musician superfans who actively participate in music via music games like Rock Band, karaoke, or upload musical content to social music sites like Tik Tok, Smule and YouTube. Age ranges 12-55.

Competition

The markets for the ElectroSpit's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile music making apps and electronic instruments. Music Influencer excitement and use of our products has been a key differentiating factor aiding our ability to compete effectively. Our competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

The Company's primary competitors are Roli, Smule, & Rocktron.

Customer Base

The Company's customers are music superfans. Customer Segment 1 is pro music producers, keyboardists, and guitarists. Customer Segment 2 is hobbyist music producers, and musicians. Customer Segment 3 is non-musician music gamers, including fans of games like Rock Band and Guitar Hero.

Supply Chain

Although the Company is dependent upon certain third party vendors, particularly in regards to PCBs, subassembly, electronic components, injection molding and 3D printed parts, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. Except for electronic components and injection molding vendors in light of current global supply chain issues, the Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10,755,682	A NOVEL APPARATUS FOR SOUND MODULATION	Patent A hands-free musical instrument apparatus used to modulate sound. The sound emanated from the device travels throughout the user's mouth. The hands-free musical instrument apparatus can be employed to give individual users the ability to modulate sounds that are generated by the apparatus or an external source. The device functions as a musical instrument and helps facilitate musical improvisation and sound effect creation.	November 8, 2017	August 25, 2020	USA

Licenses

Licensor	Licensee	Description of Rights Granted
Pete Ho	ElectroSpit Inc.	Licensor licenses the following compositions and masters to Company for use in Social Media, Content Marketing, and promoting Company's products and services, including synchronization with video. Investor agrees that no additional fees or payments shall be due from Company for these uses. Licensed Compositions: "Now is so last year" "No Chutes" "Central Navigation"
Lance Coleman	Music Compositions	MUSIC LICENSE Contractor hereby retroactively licenses the following Compositions and Masters to Company for use in Social Media, Content Marketing, and promoting Company's products and services, including synchronization with video. Contractor agrees that no additional fees or payments shall be due from Company for these uses. Company shall not license Compositions and Masters to third parties for non-promotional use without Contractor's consent. Licensed Compositions: "Now is so last year" "No Chutes" "Central Navigation"

All other intellectual property is in the form of trade secrets, licenses, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://electrospit.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$32,100
General Marketing (1)	10%	$2,500	19%	$101,650
Manufacturing (2)	75%	$18,750	43%	$230,050
Research & Development (3)	0%	$0	23%	$123,050
General Working Capital	9%	$2,250	9%	$48,150
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) General Marketing: Proceeds will be used to create earned social media campaigns, content marketing, email marketing, and for paid advertising through key social media channels and search
(2) Manufacturing: These proceeds will be used to purchase inventory so that we will be prepared for the growth of the business.
(3) Research & Development: Proceeds will used to continue to invest heavily in technology and product development. We currently have a small engineering team that these funds will be used to hire a product manager and a full stack engineer.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bosco Kante	CEO, Co-Founder and Director	CEO, ElectroSpit Inc., 2017–- Present Responsible for business strategy, product management, engineering, and general CEO responsibilities	University of Southern California, B.S, Mechanical Engineering, 1994
Maya Kante	CMO, Secretary and Co-Founder and Director	CMO, ElectroSpit Inc., 2017–- 2020, 2021- Present Responsible for business strategy, marketing, and general CMO and Secretary responsibilities	University of California, Berkeley, B.A., Sociology, 1998

Biographical Information

Bosco Kante: Bosco is the CEO and Co-Founder of the Company. He is a Grammy winning producer, talk box artist and USC-trained Mechanical Engineer. His vast network of music influencers and intimate knowledge of the tech and customer value propositions provide the Company with a unique advantage in crafting innovative music creation hardware/software.

Maya Kante: Maya is the CMO and Co-Founder of the Company. She is also a Business Strategist, a UC-Berkeley grad, and a Certified Spiritual Life Coach who has led online, offline, and live-event marketing campaigns for lifestyle brands, top-selling beer and wine makers, and musical artists. Maya built the Company's online presence, developed branding and collateral, and drove the Company's hugely successful Kickstarter campaign, achieving the Company's fundraising goal in the first 48 hours.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,333,333 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,333,333
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	89.62%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Simple Harmonious Agreement for Revenue and Equity ("SHARE Note")
Amount Outstanding	$65,000
Voting Rights	None until conversion
Anti-Dilution Rights	Yes
Other Rights	1. Converts into Preferred Stock upon Equity Financing* 2. Valuation Cap of $2 million 3. Varying revenue sharing percentages between 0.3% and 0.75% 4. Maximum revenue multiple of 3
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SHARE Notes at a later date. The issuance of such additional SHARE Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.91%

Type of security	Startup Equity Agreement
Amount outstanding	N/A
Voting Rights	In the event of conversion to Common Stock, the stockholder would receive voting rights equivalent to other Common Stockholders
Anti-Dilution Rights	Agreement to allocate a percentage of equity as follows: (a) 2% equity in the Company's fully-diluted capital stock upon completion of a Series A Preferred Stock financing; or (b) 2.5% equity of the Company's fully-diluted capital stock upon an acquisition, initial public offering, or another form of exit or change of control, whichever occurs first.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Startup Equity Agreements at a later date. The issuance of such additional Startup Equity Agreements would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.5%

Type	MicroVentures SAFE (Simple Agreement for Future Equity)
Face Value	$62,531
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000 and a Discount of 20% Automatic conversion upon equity financing of $1 million or more in gross proceeds to the Company
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.12%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$10,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.11%

Type	Impact Note
Face Value	$250,000
Voting Rights	The holders of Impact Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000 or a Discount of 20% Most Favored Nations Clause
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Impact Notes at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Impact Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.73%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan from KIVA
Amount Outstanding	$10,417
Interest Rate and Amortization Schedule	0% interest Monthly payments of 416.67
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	February 14, 2025

Type	Related Party Debt*
Amount Outstanding	$34,063
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	N/A

*Consists of amounts owed to Win Win Every Time, an entity controlled by, or under common control with, Bosco Kante, the Company's CEO including (i) $24,334 related to the remaining balance of a loan from WWET to the Company on January 1, 2021; and (ii) $9,728 related to accounts payable due WWET for assembly services provided.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Maya Kante	3,333,333 shares of Common Stock	45.45%
Bosco Kante	4,000,000 shares of Common Stock	54.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

ElectroSpit Inc. (the "**Company**") was incorporated on November 15, 2017 under the laws of the State of Delaware, and is headquartered in Oakland, CA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of July 31, 2022, the Company had an aggregate of $53,673 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
MicroVenture Crowd Note	$62,531	188	General Marketing; Manufacturing	October 1, 2019	Regulation CF
SAFE (Simple Agreement for Future Equity)	$10,000	1	General Working Capital	July 1, 2021	Section 4(a)(2)
Impact Note	$250,000	1	General Working Capital	December 6, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) On January 1, 2021, KSP, an entity owned by Bosco Kante, the CEO of the Company, loaned the Company $3,661. The payback terms were open and interest free. This loan was paid off in June 2022.
(2) Win Win Every Time, LLC (WWET), owned by the son of the Company's Co-Founders, Bosco Kante and Maya Kante, and managed by Bosco and Maya Kante, provides certain assembly services to the Company. The Company has paid Win Win Every Time, LLC approximately $33,250 year to date in 2022 and 30,000 in 2021 for assembly services. The Company owes Win Win Every Time, LLC $9,728 as of the date of the filing of this Form C for assembly services.
(3) On January 1, 2021, the Company received a loan from WWET in the amount of $47,613. The payback terms of the loan are open and interest-free. The Company has paid down a portion of this WWET loan in 2022 and the current balance is $24,334.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering"). The terms of the SAFEs in the Concurrent Offering may be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $200,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into Capital Stock, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of shares of Capital Stock equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of shares of Capital Stock equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion

of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued Capital Stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of Capital Stock to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bosco Kante
_____
(Signature)

Bosco Kante
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bosco Kante
_____
(Signature)

Bosco Kante
_____
(Name)

Director
_____
(Title)

August 5, 2022
_____
(Date)

/s/Maya Kante
_____
(Signature)

Maya Kante
_____
(Name)

Director
_____
(Title)

August 5, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

The Otaigbe Group

+1(703) 963-5195

support@otaigbe.com

www.otaigbe.com

9720 Capital Court Suite #100
Manassas, VA 20112



<u>Independent Accountant's Review Report</u>

The Board of Directors
ELECTROSPIT INC
1035 7TH STREET, SUIT 4
OAKLAND, CA- 94607

We have reviewed the accompanying financial statements of ELECTROSPIT INC, which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of ELECTROSPIT INC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
08/03/2022

The Otaigbe Group

ElectroSpit, Inc.
BALANCE SHEET
AS OF DECEMBER 31, 2021
(Unaudited)

Assets

	2021
Current Assets	
Cash	229,554
Inventory	93,285
Total Current Assets	322,839
Other Assets	
Loan to BME	275
Loan to Shareholder	331
Total Other Assets	606
Fixed Assets	
Property, Plant and Equipment	29,728
Accumulated Depreciation	(12,741)
Total Fixed Assets	16,987
Intangible Assets	
Patent	9,550
Music License	5,025
Service Mark	9,975
Accumulated Amortization	(9,981)
Total Intangible Assets	14,569
Total Assets	$ 355,001

Liabilities & Stockholders' Equity

Liabilities	
Current Liabilities	
Accounts Payable	31,555
Payroll Liabilities	100
Credit Cards	7,055
Deferred Revenue	10,470
Contingeny Payable-Paypal	238
Total Current Liabilities	49,418

Long Term Liabilities

ICA Fund Loan	250,000
Loan from KSP	4,714
KIVA Loan	14,765
WWET Loan	42,561
Total Long Term Liabilities	312,040
Total Liabilities	$ 361,458

Stockholders' Equity

Common Stock	73
8,000,000 shares common stock	
authorized, par value $0.00001	
7,333,333 shares	
issued and outstanding	
Owners's Pay & Personal Expenses	(2,070)
APIC Revenue SHARES	75,000
APIC SAFES	62,531
Retained Earnings	(269,138)
Net Income/(Loss)	127,147
Total Stockholders' Equity	(6,457)
Total Liabilities and Stockholders' Equity	$ 355,001

ElectroSpit, Inc.
INCOME STATEMENT
FOR YEAR ENDING DECEMBER 31, 2021
(Unaudited)

	2021
Sales	
Sales Revenue	$ 290,536
Total Sales Revenue	290,536
Cost of Goods Sold	
COGS	112,456
Total Cost of Goods Sold	112,456
Gross Profit	178,080
Advertising	
Advertising & Marketing	47,202
Total Advertising & Marketing	47,202
Operating Expenses	
CA State Taxes	977
Commissions Expense	3,024
Interest Expense	747
Office Expense	3,597
Payroll Processing Fees	331
Licenses, Taxes & Permits	1,579
Total Operating Expenses	10,256
General & Administrative	
General & Administrative	84,887
Total General & Administrative Expenses	84,887
Other Income	
Canellation of Debt Income	18,069
Dividend Income	2
Grant Income	17,809
PPP Forgiveness Income	50,052
Other Income	6,458
Total Other Income	92,390
Other Expenses	
Penalties	125
Other Expense	852
Total Other Expenses	978
Net Operating Income/(Loss)	$ 127,147

ElectroSpit, Inc.
STATEMENT OF CASH FLOWS
FOR YEAR ENDING DECEMBER 31, 2021
(Unaudited)

	2021
Cash flows from operating activities	
Net income (loss) for the period	$ 127,147
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Increase in Inventory	(73,788)
Increase/decrease Other current assets	(331)
Increase/decrease Current Liabilities	(69,307)
Increase Depreciation & Amortization	6,702
Net cash provided by operating activities	(9,577)
Cash flows from investing activities	
	-
Net cash provided by investing activities	-
Cash flows from financing activities	
Owners's Pay & Personal Expenses	(2,070)
APIC SAFES	10,000
ICA Fund Loan	250,000
Loan From Shareholder	(21,000)
PPP Loan	(32,155)
Celtic Bank Loan	(29,692)
Paypal Loan	(8,192)
Loan from HHS	-
Loan from KSP	2,714
KIVA Loan	14,765
WWET Loan	42,561
Net cash provided by financing activities	226,931
Net increase (decrease) in cash	217,354
Cash at beginning of period	12,200
Cash at end of period	$ 229,554

ElectroSpit, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR YEARS ENDING DECEMBER 31, 2021
(Unaudited)

	Common Stock	Owners's Pay & Personal Expenses	Revenue Shares & Safes	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2020	73	-	127,531	(269,138)	(141,534)
Safes		-	10,000	-	10,000
Owners's Pay & Personal Expenses		(2,070)			(2,070)
Net Income/(Loss)	-	-	-	127,147	127,147
Balance as of December 31, 2021	73	(2,070)	137,531	(141,991) -	(6,457)

ELECTROSPIT, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

ElectroSpit, Inc. (“the Company”) is a corporation organized under the laws of Delaware. Incorporated on November 15, 2017. The company sells electronic musical instruments and music software.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated $127,147 in profits in the current year. The company incurred ($217,354) of negative cash flows from operations for the year ended December 31, 2021. An accumulated deficit of $141,991 exists at December 31,2021. These factors do not raise substantial doubt about the company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to the cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes the long-term fixed asset equipment reported, net of depreciation. Fixed assets are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal are charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2021.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:
- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue by selling electronic musical instruments and music software. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expenses, and are therefore not evaluated as a separate performance obligation.

Advertising & Marketing Costs

Advertising & Marketing costs are included in advertising expense and are expensed as incurred. Advertising cost was $47,202 for the year ended December 31, 2021.

Income Taxes

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY, PLANT AND EQUIPMENT, NET**

Property, plant and equipment consists of computers and equipment with a net balance of $16,987.

5. **Intangible Assets**

The company has a Patent of $9,550, a music license of $5,025, and a service mark of $9,975. The accumulated amortization as of December 31, 2021, carries a balance of $9,981. Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets of 10 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of

useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2021.

6. DEBT

The Company has long-term liability balance of $312,040. Included in this balance is an ICA Fund Loan of $250,000, KIVA Loan $14,765, and three related party loans with a total balance of $47,275.

ICA Fund Loan of $250,000 has a valuation cap of 6,000,000 with discount rate of 8%.

7. STOCKHOLDERS' EQUITY

The company has 10,000,000 shares of common stock authorized, par value per share $0.00001, 7,333,333 shares issued and outstanding.

The company received $65,000 in Simple Harmonious Agreement for Revenue and Equity ("SHARE") from four investors. Each agreement had a valuation cap of $2,000,000, with varying revenue sharing percentages between 0.5% and 1.25%. Each agreement had a maximum revenue multiple of 3.

In 2019, the company raised $62,531 by issuing a crowd note through MicroVentures Marketplace Inc. with a valuation cap of $5,000,000 and a discount rate of 20%. The company has the option to convert the crowd note into non-voting preferred shares (conversion shares) at a price based on the lower of i) a 20% discount to the price per unit paid for preferred shares by investors in the qualified equity financing or ii) the price per unit based on a $5,000,000 valuation cap. In 2021, the company raised a $10,000 SAFE note from Rhyme Combinator.

In exchange for admittance into ZooLabs' residency program in 2014, ElectroSpit Inc. agreed to allocate to community initiatives (fiscal sponsor for Zoo Labs), 2% of fully diluted equity upon completion of series A funding, or 2.5% fully-diluted equity upon acquisition, initial public offering (IPO), or another form of exit or change in control.

The company has a $250,000 convertible note that is also mentioned in Footnote 7 ("ICA Fund Loan") that may be converted to equity securities upon a qualified financing event subject to a valuation cap of $6M and a discount rate of 80%.

8. INCOME TAXES

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Under current law, net operating losses may be carried forward indefinitely be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to income tax filing requirements in the State of California.

9. RELATED PARTY TRANSACTIONS

The company has three related party loans. The loan from KSP carries a balance of $4,714. Bosco Kante is the sole owner. The loan from WWET for $42,561 is owned by Bosco Kante's son and managed by Bosco and Maya Kante. The payback terms of the loans are open and interest free.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2022. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Crowdfunding offering

The company is offering (the "crowdfunded offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a at least a minimum of $25,000 and at most a maximum of $535,000 in this offering through the intermediary Republic. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

Equity-based compensation
In 2022, the company intends to adopt a 2022 Stock Option and Grant Plan ("2022 Plan") which allows the grant or option of up to 1,000,000 shares of common stock to its employees. The company believes that such awards will help the company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the company and will align their interests with the interests of the company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the company's stock at the date of grant or option date. Stock awards generally vest over four years.

Independent Accountant's Review Report

The Board of Directors
ElectroSpit Inc.
4400 Keller Ave Ste 140 PMB 118
Oakland, CA 94605

We have reviewed the accompanying financial statements of ElectroSpit Inc., which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the years ended 2019 and 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ElectroSpit Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Otaigbe & Olumese, CPAs
8181 Professional Place Suite #170
Hyattsville, MD 20785
August 20th, 2021

Otaigbe & Olumese, CPAs



ElectroSpit Inc.

Unaudited financial statements
for the years ending December 31, 2020, and 2019.

ElectroSpit Inc.
Table of contents
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

ElectroSpit Inc.
Balance sheets
As of December 31, 2020, and December 31, 2019
(Unaudited)

	2020	2019
	(In US$)	
Assets		
Current assets		
Cash and cash equivalents	12,200	13,045
Inventory	16,048	68,166
Prepaid expenses	-	8,348
Other current assets	275	2,302
Total current assets	28,523	91,861
Non-current assets		
Property and equipment	21,234	25,481
Intangibles	17,024	20,599
Total non-current assets	38,258	46,080
Total assets	66,781	137,941
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable	78,898	31,026
Loans	37,136	6,226
Deferred revenue	-	172,645
Other current liabilities	21,400	238
Total current liabilities	137,434	210,135
Non-current liabilities		
Loans	70,880	66,328
Total non-current liabilities	70,880	66,328
Total liabilities	208,314	276,463
Stockholders' equity		
Common stock	80	80
Additional paid-in capital SHAREs	65,000	65,000
Additional paid-in capital SAFEs	62,531	62,531
Accumulated deficit	(269,144)	(266,133)
Total stockholders' equity	(141,533)	(138,522)
Total liabilities and stockholders' equity	66,781	137,941

ElectroSpit Inc.
Income statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
	(In US$)	
Revenues	362,688	-
Cost of revenues	283,354	-
Gross profit	79,334	-
Operating expenses		
General and administrative	65,458	34,779
Sales and marketing	21,800	41,769
Depreciation and amortization	7,822	5,745
Total operating expenses	95,080	82,293
Net operating loss	(15,746)	(82,293)
Non-operating income		
Grant	16,002	-
Other income	-	430
Total non-operating income	16,002	430
Non-operating expenses		
Interest expense	3,267	16,457
Total non-operating expenses	3,267	16,457
Net loss	(3,011)	(98,320)

ElectroSpit Inc.
Statements of changes in stockholders' equity
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

	Common stock		Additional paid-in capital SHAREs	Additional paid-in capital SAFEs	Accumulated deficit	Total stockholders' capital
	Shares	Amount				
			(In US$, except for shares)			
Beginning balance, January 1, 2019	8,000,000	80	65,000	-	(167,813)	(102,733)
Additional paid-in capital SAFEs	-	-	-	62,531	-	62,531
Net loss	-	-	-	-	(98,320)	(98,320)
Ending balance, December 31, 2019	8,000,000	80	65,000	62,531	(266,133)	(138,522)
Net loss	-	-	-	-	(3,011)	(3,011)
Ending balance, December 31, 2020	8,000,000	80	65,000	62,531	(269,144)	(141,533)

5

ElectroSpit Inc.
Statements of cash flows
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
	(In US$)	
Cash flows from operating activities		
Net loss	(3,011)	(98,320)
Adjustment to reconcile net loss to net cash used for operation:		
Depreciation and amortization	7,822	5,745
(Increase) decrease in assets		
Inventory	52,118	(68,166)
Prepaid expenses	8,348	(797)
Other current assets	2,027	(2,303)
Increase (decrease) in liabilities		
Accounts payable	47,872	5,543
Deferred revenue	(172,645)	60,938
Other current liabilities	21,162	238
Cash flows used in operating activities	(36,307)	(97,122)
Cash flows from investing activities		
Cash used for property and equipment	-	(29,728)
Cash used for investing activities	-	(29,728)
Cash flows from financing activities		
Loans	35,462	19,538
Additional paid-in capital SAFEs	-	62,531
Cash flows provided by investing activities	35,462	82,069
Net decrease in cash	(845)	(44,781)
Cash at beginning of year	13,045	57,826
Cash at end of year	12,200	13,045

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

1. Nature of operations

ElectroSpit Inc.; (henceforth the "company") was registered in Delaware on November 15th, 2017. The company manufactures and distributes mobile talk boxes for the music industry. The company's headquarters is in Oakland, California.

2. Summary of significant accounting policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In the management's opinion, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Use of estimates
The preparation of the financial statement in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict or control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Cash and cash equivalents
The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the company had $12,200 and $13,045 of cash on hand, respectively.

Accounts receivable
The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. As of December 31, 2020, the company had zero in account receivables.

Inventory
Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price minus all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Prepaid expenses
As of December 31, 2019, the company prepaid $8,348 in sales commissions related to the deferred revenue of $172,645. Such sales commissions were expensed during 2020 fiscal year as related revenues were also recognized.

Other current assets
Other current assets are mainly represented by loans to related companies, with no maturity date or interest.

Property and equipment
Property and equipment exist in the form of manufacturing tools and are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized.

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2020, and 2019.

Property and equipment consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Tooling	29,728	29,728
Accumulated depreciation	(8,494)	(4,247)
	21,234	25,481

Intangibles
Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets of 10 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2020, and 2019.

Intangibles consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Patents	9,550	9,550
Music licenses	5,025	5,025
Intellectual property	9,975	9,975
Accumulated amortization	(7,526)	(3,951)
	17,024	20,599

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be verified by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue recognition
Effective January 1, 2019, the company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The company generates revenues by selling electronic musical instruments and music software.

As of December 31, 2019, the company received customers' funds through different platforms, including a Kickstarter campaign. Products were shipped to said customers during fiscal year 2020. The company recorded a deferred income of $172,645 as of December 31, 2019 and recognized it as revenue in 2020 fiscal year.

Income taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company is subject to franchise and income tax filing requirements in the states of Delaware and California.

Concentrations of credit risk
From time to time cash balances, held at major financial institutions may exceed federally insured limits of $250,000. Management believes that the financial institutions are financially sound, and the risk of loss is low.

Recent accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

3. Inventories

Inventories consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Finished goods	10,630	-
Products in process	5,418	68,166
	16,048	68,166

4. Accounts payable

Accounts payable consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Suppliers	78,898	31,026
	78,898	31,026

As of December 31, 2020, and 2019, accounts payable to suppliers primarily include obligations for inventory purchases.

5. Loans

Loans consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Current		
Credit cards	3,438	4,074
Related party' capital	1,544	2,152
Paycheck Protection Program (PPP)	32,154	-
	37,136	6,226

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

	2020	**2019**
	(In US$)	
Non-current		
Celtic bank's capital	29,692	29,692
Celtic bank's interest	5,090	5,090
Related party' capital	21,000	21,000
Related party' interest	2,250	750
PayPal's capital	8,192	8,192
PayPal's fees	2,607	1,604
Others	2,049	-
	70,880	66,328
	108,016	72,554

Current
PPP loan
In 2020, the company received loan proceeds of $32,154 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 0.98% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the note.

The company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation in accordance with applicable SBA's guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will have to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

During 2021 the company complied with all the aforementioned requirements, as of April 29th, 2021, the PPP loan is totally forgiven.

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

Credit cards
Credit cards accrue interest at a market rate.

Related parties
From time to time the company takes advances from Bosco Kante, CEO of the company. These advances have no interest or specified maturity date. As of December 31, 2020, and 2019 these debts totaled $1,544 and $2,152, respectively.

<u>Non-current</u>
Celtic bank
In November 2018, the company received $50,900 as a loan from Celtic bank, with maturity of 12 months and interests of 30.00%. The company has re-negotiated its maturity's terms, and as of December 31, 2020, and 2019, the remaining capital balance was $29,692 and the accrual interests were $5,090.

Related parties
In July 2019, the company received $21,000 as a loan from Bosco Kante, CEO of the company, with maturity of 24 months and interests of 14.28%. As of December 31, 2020, and 2019, the remaining capital balance was $21,000 and the accrual interests $2,250 and $750, respectively. The company has re-negotiated its maturity's terms and the remaining capital balance of $21,000 and the accrual interests of $2,250 and $750 were settled in full as of April 2021.

PayPal loan
In March 2019, the company received $18,000 as a loan from PayPal, with maturity of 52 weeks and interests of 19.30%. As of December 31, 2020, and 2019, the remaining capital balance was $8,192 and the accrual interests were $2,607 and $1,604, respectively. The company has re-negotiated its maturity's terms and the remaining capital balance of $8,192 and the accrual interests were $2,607 and $1,604 were settled in full as of May 2021.

6. Other current liabilities

Other current liabilities consisted of the following as of December 31, 2020, and 2019:

	2020	2019
	(In US$)	
Payroll expenses	10,582	-
Purchases to be billed	10,470	-
California state board's obligations	110	-
PayPal dispute	238	238
	21,400	238

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

7. Equity

Common stock
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have the authority to issue is 10,000,000 shares, at a value of $0.00001 per share. As of December 31, 2020, and 2019, the company has issued common stock shares of 8,000,000, equivalent to $80, respectively.

Additional paid-in capital SHAREs
Between February and March 2018, the company received $65,000 in Simple Harmonious Agreement for Revenue and Equity ("SHARE") from three investors. Each agreement had a valuation cap of $2,000,000, with varying revenue sharing percentages between 0.3% and 0.75%. Each agreement had a maximum revenue multiple of 3.

Additional paid-in capital SAFEs
In 2019, the company raised $62,531 by issuing a crowd note through MicroVentures Marketplace Inc. with a valuation cap of $5,000,000 and a discount rate of 20%. The company has the option to convert the crowd note into non-voting preferred shares (conversion shares) at a price based on the lower of i) a 20% discount to the price per unit paid for preferred shares by investors in the qualified equity financing or ii) the price per unit based on a $5,000,000 valuation cap.

Startup equity agreement
In exchange for admittance into ZooLabs' residency program in 2014, ElectroSpit Inc. agreed to allocate to community initiatives (fiscal sponsor for Zoo Labs), 2% of fully-diluted equity upon completion of series A funding, or 2.5% fully-diluted equity upon acquisition, initial public offering (IPO), or another form of exit or change in control.

8. Subsequent events

Equity-based compensation
In 2021, the company intends to adopt a 2021 Stock Option and Grant Plan ("2021 Plan") which allows the grant or option of up to 1,000,000 shares of common stock to its employees.

The company believes that such awards will help the company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the company and will align their interests with the interests of the company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the company's stock at the date of grant or option date. Stock awards generally vest over four years.

ElectroSpit Inc.
Notes to the financial statements
For the years ending December 31, 2020 and December 31, 2019
(Unaudited)

Income Taxes

During 2021, the company applied for an automatic extension to file it's income tax return for the period ending December 31, 2020. The company filed its income tax return for the period ended December 31, 2019; in May 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The company is taxed as a C Corporation.

PPP Loan

In February 2021 the company entered into a Paycheck Protection Program loan ("PPP loan") through the Small Business Administration and through Self-Help Federal Credit Union for a total of $17,897. The interest rate is 1.0% and the term is 5 years. If the PPP loan is not forgiven, the first payment is due in December 2021.

Crowdfunding offering

The company is offering (the "crowdfunded offering") up to $1.070.000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a at least a minimum of $25,000 and at most a maximum of $1,070,00 in this offering. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entailed to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's evaluation

The company is not currently involved in and does not know of any pending or threatened litigation against the company as of December 31, 2020.

Management has evaluated subsequent events through July 21st, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Company Name	ElectroSpit
Logo	
Headline	Revolutionary talkbox & karaoke app heard on #1 song "Levitating" by Dua Lipa
Slides	
Tags	Companies, Women Founders, Black Founders, Hardware, Music, B2C, Coming Soon, Crowd SAFE

Pitch text

Summary

- Black- & Woman-founded electronic musical instrument co. (patented tech)
- Designed to empower musicians and communities by giving them a voice
- Featured on #1 hit "Levitating" by Dua Lipa (1B+ streams!)
- Created by a Grammy-winning Producer & Mechanical Engineer
- Awarded 1st Place at Guthman Musical Instrument Competition
- $16B market, $50M annual revenue potential

Problem

The "Talkbox" vocal sound is nearly impossible to create

The talkbox, popularized by Roger Troutman, produces the unmistakable electric vocal sound at the beginning of hits like "California Love" (Tupac & Dr. Dre), "Living on a Prayer" (Bon Jovi), and "24k Magic" (Bruno Mars). Unfortunately, this incredible instrument is even more incredibly difficult to play.

SONGS FEATURING TALKBOX


"DO YOU FEEL"
PETER FRAMPTON


"CALIFORNIA LOVE"
TUPAC & DR. DRE


"MORE BOUNCE"
ROGER & ZAPP


"LIVIN' ON A PRAYER"
BON JOVI


"24K MAGIC"
BRUNO MARS
FT. MR. TALKBOX


"LEVITATING"
DUA LIPA
FT. BOSKO

Conventional talkbox with a tube is **immobile, inconvenient, and inaccessible** to creators. The instrument hasn't changed much in the past 50 years; and it remains out of reach for most musicians. If an instrument is hard to set up, use, and move around with, most people won't learn to play it. We needed a better way.

Solution



SOLUTION:

REPLACE ALL OF THIS…

SYNTHESIZER

CABLES

AUDIO
AMPLIFIER

TALKBOX
TUBE

KEYBOARD

POWER
ADAPTERS

TALKBOX
SPEAKER



Introducing ElectroSpit, the tubeless mobile talkbox for the future

The iconic talkbox sound—now convenient and wearable in an attractive form factor. With a fully integrated iOS synth app and rechargeable batteries, creators have all they need to let their funk flow anytime, anywhere. Don't need the synth app? ESX-1 works with your existing setup, no matter what guitar, keyboard, or Digital Audio Workstation you use.

Product

Electrify your voice with the ESX-1 mobile tubeless talkbox and app



POWERFUL AMPLIFIER



LIGHTWEIGHT & PORTABLE



USE W/SYNTH OR GUITAR



COMPANION APP



TUBELESS & SHAREABLE



WORKS WITH ANY DAW



HOW DOES THE ESX-1 WORK?

  

PUT IT ON   **PLUG IT IN**   **YOU'RE FUNKY!**

Electrospit ESX-1 has two parts: the wearable & the app.

Each part can be used independently or together—it's a very modular user experience. Plug the wearable into the synth app to be fully mobile, plug the wearable into a guitar, keyboard, or DAW, or use the app with traditional talkboxes.

WHAT DOES THE APP DO?

POLY: TALKBOX SYNTH APP
iOS compatible

Expressive pitch and mod control

smart harmonizer

Jam in key on jamstrip

Classsic talkbox presets

Push or drag for vibrato

Program chords

- Play in perfect pitch
- Connect your keyboard via bluetooth
- Customize the grid and pick your colors

Traction

Used on hit songs by Bruno Mars, Big Boi, Dua Lipa, David Guetta, Skrillex, & E-40

FEATURED IN

Forbes SXSW SFWEEKLY MUSICTECH SUMMIT npr

Sales are up with 3X YoY growth (Q1/2021) and our videos are going viral with 3.5M organic views!

Our wildly successful 2018 Kickstarter raised 282% of our initial goal within 48 hours. In 2020, our first technology patent was granted. The ElectroSpit ESX-1 is both the **2020 Guthman Award** 1st Place AND People's Choice winner (the top award in our space).


Georgia Tech
MENU
Guthman Musical Instrument Competition
School of Music
The ElectroSpit wins the 2020 Guthman Competition
"For those of you that may believe that everything in music was already invented, centuries ago, we beg to disagree," Georgia Tech President Ángel Cabrera said in his opening speech to a capacity crowd at the Ferst Center.

The Electrospit ESX-1 has been featured in the hits "Versace on the Floor" by **Bruno Mars and David Guetta**, multi-platinum "Levitating" by **Dua Lipa** and the "Levitating" remix ft **Missy Elliot and Madonna**, "Drum Machine" by **Big Boi and Phantogram ft Skrillex**, and more.

Despite the pandemic, we've generated over **$300K+ in revenue** since we began shipping the ElectroSpit ESX-1 in February of 2020!

In 2021, the ElectroSpit ESX-1 sound was used as part of the **AMA Awards**, as well as in **Dua Lipa's Grammy Awards performance** of "Levitating" from her 2021 Grammy-winning album (Best Pop Vocal Album).

In 2021, **Stevie Wonder** performed wearing the ESX-1 for the Sesame Street 50th Anniversary Special and recorded the Sesame Street Theme Song using the ElectroSpit ESX-1.



Customers

David Guetta, Teddy Riley, Pee Thugg (Chromeo), Jordan Rudess, Mr. Talkbox, & more

David Guetta (DJ Mag World's #1 DJ) demonstrates the ElectroSpit Talkbox

Bastille, Pee Thugg (Chromeo), Chad Hugo (The Neptunes), Mr. Talkbox, Teddy Riley, Jordan Rudess, Mikkel Eriksen, MyGuyMars, Michael Phillips, Swatkins, Magic Girl, Terrace Martin, Cory Henry, Flavio Aster, Yonni, & Asaf Lavie

Diamond Ortiz

Business Model

We sell D2C at $599 with a subscription model coming soon

We're starting strong—demand and interest are already high; we've been selling units since our successful 2018 Kickstarter.

The ESX-1 is sold directly by ElectroSpit, with favorable unit economics due to its boutique market. The ESX-2 will be sold through resellers as a premium wearable for the creators and fans who've seen and heard their favorite artists using the ESX-1. The third-gen ESX-lite will be a mobile accessory to pick up when buying your next cell phone.



REVENUE GROWTH MODEL
PRODUCT ROADMAP AND EXPANDING DISTRIBUTION

ESX-1: $599 ($429 Profit)
Direct Sales

ESX-2: $399 ($189 profit)
Resellers (Sam Ash, GC)

ESX-lite: $99 ($25 profit)
Mobile carriers, Karaoke, Smule

Content Subscription (songs & lessons): $99/yr
iOS, Android

Profit and Revenue as of October 2021

Market

A $16B music products market

The global musical instrument market was valued at $16B+ in 2019, with conservative estimates of 3.2% CAGR through 2025. Our addressable segment of that market, electromechanical instruments, is worth hundreds of millions per year.

365M people play instruments worldwide, with another 158M who intend to learn. Music making exploded during the pandemic, with over one third of instrumentalists having started

learning within the last 12 months. There are 55M people who record or produce music; and electronic music hardware is the largest serviceable obtainable segment of the market.

Competition

Our patented tubeless tech sets us apart from the rest

The ElectroSpit ESX-1 talkbox has few direct competitors—there being no other portable, tubeless talkboxes on the market that we're aware of. Our closest competitors are traditional talkbox speaker units that typically retail for around $200.

We did away with the tube so you don't have to drool. Our closest competitors, Rocktron and Dunlop, offer traditional talkbox speaker units that typically retail for around the $200 mark. Their talkboxes are essentially the same tech and form factor that has been available for 50 years. ElectroSpit's tubeless tech and app deliver unmatched ease of use—whereas with traditional tube talkboxes, many players are unable to pronounce words and give up.

Vision And Strategy

We're building an AI music creation & performance ecosystem



The money raised here will allow us to design and market the ESX-2 while we manufacture 2000 units of the ESX-1.

Beyond 2021, we'll see the increased availability of our instruments lead to a diversified revenue stream. The ESX product lines will be followed by a premium content subscription service—a yearly subscription gets our buyers access to exclusive songs and lessons from the founder and other professionals.

From talkbox karaoke for consumers, to mobile instruments and jam session apps for students and gamers, the future is bright.

Funding

Backed by David Guetta, E-40, Just Blaze, ex-Google engineers, and VCs

We started at Zoo Labs, an accelerator founded by an early Google exec and engineer (Vinitha & David Watson). Early product development of the ESX-1 was funded by Exponential Creativity Ventures CEO Adam Huttler and Pee Thugg of Chromeo. Later funds were secured through successful crowdfunding with over 400 backers.

  

Inspired by their love of the talkbox and ElectroSpit's vision for its future, superstar artist / producer David Guetta and Just Blaze have recently joined as investors. Stevie Wonder is advising on the next version of the ElectroSpit talkbox. Finally, noted Bay Area rap icon and entrepreneur E-40 has made it his mission to see this Black-owned, Bay Area Music Tech company succeed and has also joined as an investor and advisor.

Join us as we invent the future of musical instrument technology!

Founders

Love and hip-hop, the first family of the talkbox



Electrospit was co-founded by husband and wife team Bosko and Maya Kante in 2014 at a Zoo Labs Music Technology Residency. Bosco is a mechanical engineer as well as a Grammy-winning musician and producer. Maya is a sales and marketing specialist.

Driven by the need to solve the issues of portability, cost, and learning curve posed by the classic talkbox, they invented the ESX-1 to inspire creators in the fast growing musical instrument market.

Made by Artists for Artists, in Oakland, California.

ElectroSpit's patented tubeless technology was developed by Bosko, one of the world's top talkbox artists (Kanye, Drake, Dua Lipa), and Bosko build the first prototypes by hand.

Team

·	Bosco Kante	Co-Founder/ CEO	B.S. - Mechanical Engineering (USC) Grammy Winning Producer /Talkboxer
·	Maya Kante	Co-Founder / CMO	U.C. Berkeley, Marketing Business Strat. / Brand Development
·	Aurelius Prochazka	Software Engineer	
·	Aaron Athwal	Digital Marketing & Ads	
·	John Mauriello	Industrial Design	
·	Dorian Ferrari	CAD/Design for Manufacturing	
·	Earl "E40" Stevens	Advisor	Mogul, Entrepreneur, Rap Star

•	David Guetta	Advisor	World's #1 DJ, Grammy Winning Producer
•	Just Blaze	Advisor	Grammy Winning Producer Jay-Z, Eminem Game Developer

Perks

$250	Sound Pack by Bosko
$500	ESX-2 Talkbox (early 2023) Soundpack by Bosko
$1,000	ESX-1 VIP Talkbox Soundpack by Bosko
$2,000	ESX-1 VIP (now shipping) ESX-2 (early 2023) Sound Pack by Bosko
$10,000	Access to our quarterly investor report and AMA Zoom with the Founders. ESX-1 VIP ESX-2 (early 2023) Sound Pack by Bosko

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete the necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise, you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ELECTROSPIT INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], ElectroSpit Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable

Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company

by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the

Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Oakland, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more

particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ELECTROSPIT INC.

By:
Name: Bosko Kante
Title: Chief Executive Officer
Address: 4400 Keller Avenue, Suite 140, PMB 118, Oakland, CA 94605, United States
Email: bosko@electrospit.com

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by ELECTROSPIT INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of ElectroSpit Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information **("PII")** in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, President
Date: Date:

COMPANY:

ElectroSpit Inc.

By:

Name: Bosko Kante, CEO

Date:

EXHIBIT D

Video Transcript

Work it harder make it better Do it faster makes us stronger

[Maya] Our Black owned and woman co-founded music tech company Is breaking down the barriers to playing musical instruments. Electrospit was birthed from the culture of exploration And the mixture between music technology and fashion

[Anna Nicole] Make some noise for Kanye West
[Bosko] I'm about to perform with Kanye West at the American Music Awards It was my first time on National Television I found out I'm gonna have to lip sync Because I'm playing talkbox and talkbox is too cumbersome.   Right then and there I knew I had to change the talkbox make it mobile and bring talkboxers to the front of the stage

[Bosko Talkbox plays] California Love

[Mr. Talkbox Plays] Tonight I just want to take you higher

[Magic Girl] You see how deep that is? That's crazy

[Teddy Riley] Stay with me tonight….This is oh, I need this for the album.

[Bosko] With the traditional talk box You have a synthesizer that you connect to an amp that you connect to a speaker That goes through a tube that goes into your mouth Which makes it hard to talk. Now with the electro spit mobile talkbox We've combined all of those pieces into one unit, no setup you put it on and instantly you're funky hahaha

[Just Blaze] It's mind-blowing like what I was telling him is I don't have the dexterity personally or the time to practice Talkin with a tube in my mouth for 12 hours a day But I can put this on with the app or with my keyboard and I can sound almost as good as him.

[David Guetta] I always had this dream that one day I would play Talk box. This is called ElectroSpit. It's like a new invention. This is how it works. When I'm singing I'm actually not doing any sound. Instead of a tube I'm plugging it and it's sending the sound of the synth to my throat. [David performs on ElectroSpit] DJ mag music DJ

[Dua Lipa] My name's Dua LIPA, Koz was a fan of this talk box player Bosco Kante. He like reached out for him to come play on the song

[Bosko plays] I got you Moonlight you're my star light I need you all night, come on dance with me, I'm levitating

[Bosko] Our award winning instrument was funded on Kickstarter in less than 48 hours. It's been used by David Guetta, Skrillex and Stevie Wonder, and featured by Engadget, and South by Southwest.

[Maya] The ElectroSpit mobile talkbox is the perfect entry to the 16 billion dollars music products market. We're making $599 per unit on direct sales right now, and we'll reach the masses with a $99 version combined with a premium Karaoke subscription model.

[Bosko] Electrospit's talkbox is currently designed by artists and for artists in the heart of the black community in Oakland California. With our voices we can speak progress into existence. We can turn our imaginations into Innovations. [Andy Mac sings: "You know it's Automatic...Say what you mean, you ain't gotta play games..."]

[Maya] If you're a thought leader who's passionate about art and the future of Innovation invest in the future of music with ElectroSpit

[Mr. Talkbox plays] Do you Do you feel like we do. That's crazy! We've got electrospit

1. **[David Guetta Makes A Track In Ableton Using A Talkbox](#)**

Duration: 7:08

Transcription:

Tests talkbox

David: Hi, I'm David Guetta and we are in Paris in the first studio where I worked. Everything started here and because we're in Paris, I'm going to do some French music. I'm going to use the talkbox and explain to you how it works. And I think this is pretty fun and interesting.

I was a teenager in the 80s you know, it was such an incredible moment for DJing. Of course it was vinyls and I was playing funk. And I was a huge fan of Zapp and Roger Troutman. But I was like so much into that sound, and you know, the Moog bass and he was playing GX 100.

I don't know I always had this dream that one day I would play talkbox. So when it was confinement and it was nothing to do, I was like, Okay, I'm gonna learn it, you know, it's so exciting. Okay, let's do a little bit of a French touch record for DJ Mag.

Plays touch record

So this is, this is how it works. This is an original DX 100. That's, that's the one that Roger Troutman was using and Zapp. This is unplugging it, and it's sending the sound to my throat.

This is called Electrospit. It's like a new invention. But it's the same, it's like the real talkbox but instead of a tube, it's just putting it on my throat. And when I'm singing, I'm actually not doing any sound I'm just using this, the sound of the synth and like beatboxing.

Proceeds to test the Electrospit

I like a bit of a harmonic foundation that we just did before, as you saw.

Proceeds to use the Electrospit

Okay, so that's already a first layer.

Proceeds to use the Electrospit

French music in Paris with a Parisian DJ producer.

Music playing

Today I will do a breakdown. I cannot wait to have like real people in front of me and I can interact instead of the "hey" we had a billion times. I can like play real melodies and make them sing with me.

2. **[ElectroSpit Talkbox Takeover 2021](#)**

Duration: 2:40

Transcription:

Bastille playing Distorted Light Beam
Lyrics:
When I'm dreaming tonight, I can do anything
When I'm dreaming tonight, I can go anywhere
When I'm dreaming tonight, I can be anyone
So don't wake me up, don't wake me up

Mikkel Eriksen - Stargate (Producer of Rihanna and Coldplay) playing
Mikkel Eriksen: So much easy right?

Pee Thugg (Chromeo) playing
Pee Thugg: This is crazy.

D Smoke playing
D Smoke: Shoutout to Electrospit. This sh*t is dope.

MyGuyMars playing
MyGuymars: Notice I don't have no to (?) my mouth.

Mr. Talkbox (Grammy Winning Artist) playing with Bosko Kante
Lyrics:
You got it girl
Said you got it girl, yeah
You got the Electrospit, baby

Terrace Martin (Artist, Producer of Kendrick Lamar) playing
Terrace Martin: Thank you Bosko for this new invention

Flavior Aster playing
Lyrics:
Come on, come on, come on

Cory Henry playing
My name is Cory Henry and I (?)
Lyrics:
I got a one way ticket to wherever my shoes decide

Cory Henry: Electrospit is my sh*t
Jordan Rudees playing

Mike Phililps (Saxophonist playing

Chad Hugo (The Neptunes) playing
Lyrics:
Come on everybody dance to the music

Yonni (Producer of Justin Bieber) playing

Swatkins (Artist, Keyboardist (Allen Stone) playing
Swatkins: That's more cleaner

@ForeverXXGenesis aka "Magic girl" playing
Lyrics:
Let me cater to you
Cause baby this is your day
Do anything for my man
Baby you blow me away

@BlezzBeats (Producer) playing

*@AsafLavie *Producer) playing*

Mr. Chilly (Producer) playing

Teddy Riley (Producer of Michael Jackson and Guy) playing
Teddy Riley: This is.. I need this for the album.

3. **[Diamond Ortiz plays ElectroSpit ESX-1 Talkbox w/ Electric Guitar](#)**

Duration: 30 seconds

Transcription:

Diamond Ortiz playing

Lyrics:
It's three hours past midnight
Woah
I can't even close my eyes
No, no, no, no

When it's three hours past midnight
And I can't even close my eyes

Testing the Waters Communications



ElectroSpit Talkbox (@electros

instagram.com/reel/CWeNQB4tpyX/

electrospit

electrospit Let's talk about ownership

Today you can join ElectroSpit as an investor. Black owned & Woman Owned / co-founded Music Tech right here in Oakland. Let's build the future together and share the wealth. You can invest at Republic.co/electrospit starting at $100.

@goddess_inanna_111 @boskolive

#electrospit #talkbox #blackownedbusiness
#womanownedbusiness
#musictech
#blacklove
#zoolabs
@thezoolabs

Generic Reg CF:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Edited · 36w



dontrunk I love my electrospit I'll be in an investor



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NOVEMBER 19, 2021

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ElectroSpit Talkbox (@electros

instagram.com/p/CWmD-XkhqQ1/


INVEST IN BLACK
MUSIC TECH
ELECTROSPIT
USED BY
STEVIE WONDER
DAVID GUETTA
DUA LIPA
JUST BLAZE

electrospit

electrospit We are proud to announce that we are launching an equity crowdfunding campaign with Republic.co !

Republic is one of the top equity platforms, and they curate private investing opportunities with high-growth potential across startups, gaming, real estate, and crypto.

We are looking for investors to help scale ElectroSpit. Click the link in the bio to learn more!

Or go direct to Republic.co/electrospit

#ElectroSpit #talkbox #blackownebusiness #startup #entrepreneur #womanownedbusiness #smallbusiness #entrepreneurlife

Generic Reg CF:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and

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ElectroSpit Talkbox (@electros ×

instagram.com/reel/CXSFuIEpyAk/

THANKS
70K

electrospit
Original Audio

electrospit We hit $70k!! 📈 Thank you to everyone who has invested. Let's own the future of music creation ya'll. Join us!...This is how we build wealth together!
✊🏻✊🏽✊🏾✊🏿

It's goin' up 🚀 at
Republic.co/electrospit

#ElectroSpit #talkbox #equitycrowdfunding
#blackownedbusiness #womanownedbusiness
#investment #stunnaman #musictech #bigsteppin
#blackelonmusk

Generic Reg CF:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

34w

iamyung_bunk I need this yo .....2022 I'm gonna own 1 of these on everything

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ElectroSpit Talkbox (@electros

instagram.com/p/CWwF0LIBJ6V/

WE ARE
BLACK OWNED
BUSINESS
EMPLOYING POC
IN OAKLAND
ELECTROSPIT

electrospit

electrospit We are a black owned business and employ POC's in Oakland. We are looking to scale the business and provide more job opportunities! We want to be an example to the youth of Oakland and show that you can own and build a great business!

Generic Reg CF:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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bionix_kris ✊🏾🔥

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ElectroSpit Talkbox (@electros

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Republic

Company Name	ElectroSpit
Logo	



Headline	Revolutionary talkbox & karaoke app heard on #1 song "Levitating" by Dua Lipa

Slides

Tags	Female Founders, Black founders, Hardware, Music, B2C, Startups

Pitch text

Summary

- Black- & Woman-founded electronic musical instrument co. (patented tech)
- Designed to empower musicians and communities by giving them a voice
- Featured on #1 hit "Levitating" by Dua Lipa (1B+ streams!)
- Created by a Grammy-winning Producer & Mechanical Engineer
- Awarded 1st Place at Guthman Musical Instrument Competition
- $16B market, $50M annual revenue potential

Problem

The "Talkbox" vocal sound is nearly impossible to create!

The talkbox, popularized by Roger Troutman, produces the unmistakable electric vocal sound at the beginning of hits like "California Love" (Tupac & Dr. Dre), "Living on a Prayer" (Bon Jovi), and "24k Magic" (Bruno Mars). Unfortunately, this incredible instrument is even more incredibly difficult to play.

SONGS FEATURING TALKBOX



"DO YOU FEEL"
PETER FRAMPTON



"CALIFORNIA LOVE"
TUPAC & DR. DRE



"MORE BOUNCE"
ROGER & ZAPP



"LIVIN' ON A PRAYER"
BON JOVI



"24K MAGIC"
BRUNO MARS
FT. MR. TALKBOX



"LEVITATING"
DUA LIPA
FT. BOSKO

Conventional talkbox with a tube is **immobile, inconvenient, and inaccessible** to creators. The instrument hasn't changed much in the past 50 years; and it remains out of reach for most musicians. If an instrument is hard to set up, use, and move around with, most people won't learn to play it. We needed a better way.

Solution



SOLUTION:

REPLACE ALL OF THIS…

SYNTHESIZER

KEYBOARD

AUDIO AMPLIFIER

POWER ADAPTERS

CABLES

TALKBOX TUBE

TALKBOX SPEAKER



WITH THIS…

TALKBOX SYNTH APP

+

ESX-1 Talkbox



Introducing ElectroSpit,
the tubeless mobile talkbox

for the future

The iconic talkbox sound—now convenient and wearable in an attractive form factor. With a fully integrated iOS synth app and rechargeable batteries, creators have all they need to let their funk flow anytime, anywhere. Don't need the synth app? ESX-1 works with your existing setup, no matter what guitar, keyboard, or Digital Audio Workstation you use.

Product

Electrify your voice
with the **ESX-1** mobile tubeless talkbox and app




POWERFUL AMPLIFIER


LIGHTWEIGHT & PORTABLE


USE W/SYNTH OR GUITAR


COMPANION APP


TUBELESS & SHAREABLE


WORKS WITH ANY DAW



Electrospit ESX-1 has two parts: the wearable & the app.

Each part can be used independently or together—it's a very modular user experience. Plug the wearable into the synth app to be fully mobile, plug the wearable into a guitar, keyboard, or DAW, or use the app with traditional talkboxes.



WHAT DOES THE APP DO?

POLY: TALKBOX SYNTH APP
iOS compatible

Expressive pitch and mod control

smart harmonizer

Jam in key on jamstrip

Classsic talkbox presets

Push or drag for vibrato

Program chords

- Play in perfect pitch
- Connect your keyboard via bluetooth
- Customize the grid and pick your colors

Traction

Used on hit songs by **Bruno Mars, Big Boi, Dua Lipa, David Guetta, Skrillex, & E-40**

FEATURED IN

Forbes   SXSW   SFWEEKLY   MUSICTECH SUMMIT   npr

Sales are up with 3X YoY growth (Q1/2021) and our videos are going viral with 4.5M organic views!

Our wildly successful 2018 Kickstarter raised 282% of our initial goal within 48 hours. In 2020, our first technology patent was granted. The ElectroSpit ESX-1 is both the **2020 Guthman Award** 1st Place AND People's Choice winner (the top award in our space).


Georgia Tech
MENU
Guthman Musical Instrument Competition
School of Music
The ElectroSpit wins the 2020 Guthman Competition
"For those of you that may believe that everything in music was already invented, centuries ago, we beg to disagree," Georgia Tech President Ángel Cabrera said in his opening speech to a capacity crowd at the Ferst Center.

The Electrospit ESX-1 has been featured in the hits "Versace on the Floor" by **Bruno Mars and David Guetta**, multi-platinum "Levitating" by **Dua Lipa** and the "Levitating" remix ft **Missy Elliot and Madonna**, "Drum Machine" by **Big Boi and Phantogram ft Skrillex**, and more.

Despite the pandemic, we've generated over **$600K in revenue** since we began shipping the ElectroSpit ESX-1 in February of 2020!

In 2021, the ElectroSpit ESX-1 sound was used as part of the **AMA Awards**, as well as in **Dua Lipa's Grammy Awards performance** of "Levitating" from her 2021 Grammy-winning album (Best Pop Vocal Album).

In 2021, **Stevie Wonder** performed wearing the ESX-1 for the Sesame Street 50th Anniversary Special and recorded the Sesame Street Theme Song using the ElectroSpit ESX-1.


electrospit
Original Audio
electrospit #DaftPunk - Kanye had me replay this for #Stronger before they cleared the sample....of course they finally got it cleared but the version we did was 🔥🔥🔥 too!
Side note: @davidguetta challenged me to play this on our ElectroSpit iPhone App...challenge accepted💪🏾
#ElectroSpit #Talkbox @daftpunk #iosmusicproduction #harderbetterfasterstronger
It's not a #vocoder
27w
Liked by ceeneye and 193,454 others
MARCH 9
Add a comment...
Post

Customers

David Guetta, Teddy Riley, Pee Thugg (Chromeo), Jordan Rudess, Mr. Talkbox, & more

David Guetta (DJ Mag World's #1 DJ) demonstrates the ElectroSpit Talkbox

Bastille, Pee Thugg (Chromeo), Chad Hugo (The Neptunes), Mr. Talkbox, Teddy Riley, Jordan Rudess, Mikkel Eriksen, MyGuyMars, Michael Phillips, Swatkins, Magic Girl, Terrace Martin, Cory Henry, Flavio Aster, Yonni, & Asaf Lavie

Diamond Ortiz

Business Model

We sell direct at $599
with a subscription model coming soon

We're starting strong—demand and interest are already high; we've been selling units since our successful 2018 Kickstarter.

The ESX-1 is sold directly by ElectroSpit, with favorable unit economics due to its boutique market. The ESX-2 will be sold through resellers as a premium wearable for the creators and fans who've seen and heard their favorite artists using the ESX-1. The third-gen ESX-lite will be a mobile accessory to pick up when buying your next cell phone.



REVENUE GROWTH MODEL

PRODUCT ROADMAP AND EXPANDING DISTRIBUTION

ESX-1: $599 ($429 Profit)
Direct Sales

ESX-2: $399 ($189 profit)
Resellers (Sam Ash, GC)

ESX-lite: $99 ($25 profit)
Mobile carriers, Karaoke, Smule

Content Subscription (songs & lessons): $99/yr
iOS, Android

Market

A $16B
music products market

The global musical instrument market was valued at $16B in 2019, with conservative estimates of 3.2% CAGR through 2025. Our addressable segment of that market, electromechanical instruments, is worth hundreds of millions per year.

365M people play instruments worldwide, with another 158M who intend to learn. Music making exploded during the pandemic, with over one third of instrumentalists having started learning within the last 12 months. There are 55M people that record or produce music and electronic music hardware is the largest serviceable obtainable segment of the market.

Competition

Our patented tubeless tech sets us apart from the rest

	ROCKTRON	ELECTROSPIT
Easy Tubeless Pronunciation		✓
Mobile & battery-powered		✓
Perfect sound included		✓
No setup required		✓
Requires constant sanitization	✓	

The ElectroSpit ESX-1 talkbox has few direct competitors—there being no other portable, tubeless talkboxes on the market that we're aware of. Our closest competitors are traditional talkbox speaker units that typically retail for around $200.

We did away with the tube so you don't have to drool. Our closest competitors, Rocktron and Dunlop, offer traditional talkbox speaker units that typically retail for around the $200 mark. Their talkboxes are essentially the same tech and form factor that has been available for 50 years. ElectroSpit's tubeless tech and app deliver unmatched ease of use—whereas with traditional tube talkboxes, many players are unable to pronounce words and give up.

Vision

We're building an AI music creation & performance ecosystem



AI MUSIC CREATION & PERFORMANCE ECOSYSTEM
GAME
INFULENCER DEMOS
AI
INSTRUMENTS
MEETUPS
JAM SESSIONS APP

The money raised here will allow us to design and market the ESX-2 while we manufacture 2000 units of the ESX-1.

Beyond 2021, we'll see the increased availability of our instruments lead to a diversified revenue stream. The ESX product lines will be followed by a premium content subscription service—a yearly subscription gets our buyers access to exclusive songs and lessons from the founder and other professionals.

From talkbox karaoke for consumers, to mobile instruments and jam session apps for students and gamers, the future is bright.

Investors

Backed by David Guetta, E-40, Just Blaze, ex-Google engineers, and VCs

We started at Zoo Labs, an accelerator founded by an early Google exec and engineer (Vinitha & David Watson). Early product development of the ESX-1 was funded by Exponential Creativity Ventures CEO Adam Huttler and Pee Thugg of Chromeo. Later funds were secured through successful crowdfunding with over 400 backers.







ZOO LABS
MUSIC RESIDENCY

Exponential Creativity Ventures

Inspired by their love of the talkbox and ElectroSpit's vision for its future, superstar artist / producer David Guetta and Just Blaze have recently joined as investors. Stevie Wonder is advising on the next version of the ElectroSpit talkbox. Finally, noted Bay Area rap icon and entrepreneur E-40 has made it his mission to see this Black-owned, Bay Area Music Tech company succeed and has also joined as an investor and advisor.

Join us as we invent the future of musical instrument technology!

Founders

Love and hip-hop
The first family of the talkbox



Electrospit was co-founded by husband and wife team Bosko and Maya Kante in 2014 at a Zoo Labs Music Technology Residency. Bosco is a mechanical engineer as well as a Grammy-winning musician and producer. Maya is a sales and marketing specialist.

Driven by the need to solve the issues of portability, cost, and learning curve posed by the classic talkbox, they invented the ESX-1 to inspire creators in the fast growing musical instrument market.

Made by Artists for Artists, in Oakland, California.

ElectroSpit's patented tubeless technology was developed by Bosko, one of the world's top talkbox artists (Kanye, Drake, Dua Lipa), and Bosko build the first prototypes by hand.

Team

	Bosco Kante	Co-Founder/ CEO	B.S. - Mechanical Engineering (USC) Grammy Winning Producer /Talkboxer
	Maya Kante	Co-Founder / CMO	U.C. Berkeley, Marketing Business Strat. / Brand Development
	Aurelius Prochazka	Software Engineer	
	Khalil Anthony	Operations Manager	
	Aaron Athwal	Digital Marketing & Ads	
	John Mauriello	Industrial Design	
	Dorian Ferrari	CAD/Design for Manufacturing	
	Earl "E40" Stevens	Advisor	Mogul, Entrepreneur, Rap Star
	David Guetta	Advisor	World's #1 DJ, Grammy Winning Producer
	Just Blaze	Advisor	Grammy Winning Producer Jay-Z, Eminem Game Developer

Perks

$250	Sound Pack by Bosko
$500	ESX-2 Talkbox (early 2023) Soundpack by Bosko
$1,000	ESX-1 VIP Talkbox Soundpack by Bosko
$2,000	ESX-1 VIP (now shipping) ESX-2 (early 2023) Sound Pack by Bosko
$10,000	Access to our quarterly investor report and AMA Zoom with the Founders. ESX-1 VIP ESX-2 (early 2023) Sound Pack by Bosko

FAQ

Republic

Company Name	ElectroSpit
Logo	
Headline	Revolutionary talkbox & karaoke app heard on #1 song "Levitating" by Dua Lipa
Slides	
Tags	Companies, Women Founders, Black Founders, Hardware, Music, B2C, Coming Soon, Crowd SAFE

Pitch text

Summary

- Black- & Woman-founded electronic musical instrument co. (patented tech)
- Designed to empower musicians and communities by giving them a voice
- Featured on #1 hit "Levitating" by Dua Lipa (1B+ streams!)
- Created by a Grammy-winning Producer & Mechanical Engineer
- Awarded 1st Place at Guthman Musical Instrument Competition
- $16B market, $50M annual revenue potential

Problem

The "Talkbox" vocal sound is nearly impossible to create

The talkbox, popularized by Roger Troutman, produces the unmistakable electric vocal sound at the beginning of hits like "California Love" (Tupac & Dr. Dre), "Living on a Prayer" (Bon Jovi), and "24k Magic" (Bruno Mars). Unfortunately, this incredible instrument is even more incredibly difficult to play.

SONGS FEATURING TALKBOX


"DO YOU FEEL"
PETER FRAMPTON


"CALIFORNIA LOVE"
TUPAC & DR. DRE


"MORE BOUNCE"
ROGER & ZAPP


"LIVIN' ON A PRAYER"
BON JOVI


"24K MAGIC"
BRUNO MARS
FT. MR. TALKBOX


"LEVITATING"
DUA LIPA
FT. BOSKO

Conventional talkbox with a tube is **immobile, inconvenient, and inaccessible** to creators. The instrument hasn't changed much in the past 50 years; and it remains out of reach for most musicians. If an instrument is hard to set up, use, and move around with, most people won't learn to play it. We needed a better way.

Solution





Introducing ElectroSpit, the tubeless mobile talkbox for the future

The iconic talkbox sound—now convenient and wearable in an attractive form factor. With a fully integrated iOS synth app and rechargeable batteries, creators have all they need to let their funk flow anytime, anywhere. Don't need the synth app? ESX-1 works with your existing setup, no matter what guitar, keyboard, or Digital Audio Workstation you use.

Product

Electrify your voice with the ESX-1 mobile tubeless talkbox and app



POWERFUL AMPLIFIER



LIGHTWEIGHT & PORTABLE



USE W/SYNTH OR GUITAR



COMPANION APP



TUBELESS & SHAREABLE



WORKS WITH ANY DAW



HOW DOES THE ESX-1 WORK?

  

PUT IT ON **PLUG IT IN** **YOU'RE FUNKY!**

Electrospit ESX-1 has two parts: the wearable & the app.

Each part can be used independently or together—it's a very modular user experience. Plug the wearable into the synth app to be fully mobile, plug the wearable into a guitar, keyboard, or DAW, or use the app with traditional talkboxes.

WHAT DOES THE APP DO?
POLY: TALKBOX SYNTH APP
iOS compatible
Expressive pitch and mod control
smart harmonizer
Jam in key on jamstrip
Classsic talkbox presets
Push or drag for vibrato
Program chords
MAJOR
PRESET: TEDDY
100%
PITCH
MOD
PGM
C4
H1
H2
I
IV
ii
V
iii
vi
- Play in perfect pitch
- Connect your keyboard via bluetooth
- Customize the grid and pick your colors

Traction

Used on hit songs by Bruno Mars, Big Boi, Dua Lipa, David Guetta, Skrillex, & E-40

FEATURED IN
Forbes
SX SW
SF WEEKLY
MUSICTECH SUMMIT
n p r

Sales are up with 3X YoY growth (Q1/2021) and our videos are going viral with 3.5M organic views!

Our wildly successful 2018 Kickstarter raised 282% of our initial goal within 48 hours. In 2020, our first technology patent was granted. The ElectroSpit ESX-1 is both the **2020 Guthman Award** 1st Place AND People's Choice winner (the top award in our space).


Georgia Tech MENU

Guthman Musical Instrument Competition

School of Music

The ElectroSpit wins the 2020 Guthman Competition

"For those of you that may believe that everything in music was already invented, centuries ago, we beg to disagree," Georgia Tech President Ángel Cabrera said in his opening speech to a capacity crowd at the Ferst Center.

The Electrospit ESX-1 has been featured in the hits "Versace on the Floor" by **Bruno Mars and David Guetta**, multi-platinum "Levitating" by **Dua Lipa** and the "Levitating" remix ft **Missy Elliot and Madonna**, "Drum Machine" by **Big Boi and Phantogram ft Skrillex**, and more.

Despite the pandemic, we've generated over **$300K+ in revenue** since we began shipping the ElectroSpit ESX-1 in February of 2020!

In 2021, the ElectroSpit ESX-1 sound was used as part of the **AMA Awards**, as well as in **Dua Lipa's Grammy Awards performance** of "Levitating" from her 2021 Grammy-winning album (Best Pop Vocal Album).

In 2021, **Stevie Wonder** performed wearing the ESX-1 for the Sesame Street 50th Anniversary Special and recorded the Sesame Street Theme Song using the ElectroSpit ESX-1.


electrospit
Original Audio
electrospit #DaftPunk - Kanye had me replay this for #Stronger before they cleared the sample....of course they finally got it cleared but the version we did was 🔥🔥🔥 too!
Side note: @davidguetta challenged me to play this on our ElectroSpit iPhone App...challenge accepted💪
#ElectroSpit #Talkbox @daftpunk #iosmusicproduction #harderbetterfasterstronger
It's not a #vocoder
27w
Liked by ceeneye and 193,454 others
MARCH 9
Add a comment...
Post

Customers

David Guetta, Teddy Riley, Pee Thugg (Chromeo), Jordan Rudess, Mr. Talkbox, & more

David Guetta (DJ Mag World's #1 DJ) demonstrates the ElectroSpit Talkbox

Bastille, Pee Thugg (Chromeo), Chad Hugo (The Neptunes), Mr. Talkbox, Teddy Riley, Jordan Rudess, Mikkel Eriksen, MyGuyMars, Michael Phillips, Swatkins, Magic Girl, Terrace Martin, Cory Henry, Flavio Aster, Yonni, & Asaf Lavie

Diamond Ortiz

Business Model

We sell D2C at $599 with a subscription model coming soon

We're starting strong—demand and interest are already high; we've been selling units since our successful 2018 Kickstarter.

The ESX-1 is sold directly by ElectroSpit, with favorable unit economics due to its boutique market. The ESX-2 will be sold through resellers as a premium wearable for the creators and fans who've seen and heard their favorite artists using the ESX-1. The third-gen ESX-lite will be a mobile accessory to pick up when buying your next cell phone.



REVENUE GROWTH MODEL
PRODUCT ROADMAP AND EXPANDING DISTRIBUTION

ESX-1: $599 ($429 Profit)
Direct Sales

ESX-2: $399 ($189 profit)
Resellers (Sam Ash, GC)

ESX-lite: $99 ($25 profit)
Mobile carriers, Karaoke, Smule

Content Subscription (songs & lessons): $99/yr
iOS, Android

Profit and Revenue as of October 2021

Market

A $16B music products market

The global musical instrument market was valued at $16B+ in 2019, with conservative estimates of 3.2% CAGR through 2025. Our addressable segment of that market, electromechanical instruments, is worth hundreds of millions per year.

365M people play instruments worldwide, with another 158M who intend to learn. Music making exploded during the pandemic, with over one third of instrumentalists having started

learning within the last 12 months. There are 55M people who record or produce music; and electronic music hardware is the largest serviceable obtainable segment of the market.

Competition

Our patented tubeless tech sets us apart from the rest

The ElectroSpit ESX-1 talkbox has few direct competitors—there being no other portable, tubeless talkboxes on the market that we're aware of. Our closest competitors are traditional talkbox speaker units that typically retail for around $200.

We did away with the tube so you don't have to drool. Our closest competitors, Rocktron and Dunlop, offer traditional talkbox speaker units that typically retail for around the $200 mark. Their talkboxes are essentially the same tech and form factor that has been available for 50 years. ElectroSpit's tubeless tech and app deliver unmatched ease of use—whereas with traditional tube talkboxes, many players are unable to pronounce words and give up.

Vision And Strategy

We're building an AI music creation & performance ecosystem



The money raised here will allow us to design and market the ESX-2 while we manufacture 2000 units of the ESX-1.

Beyond 2021, we'll see the increased availability of our instruments lead to a diversified revenue stream. The ESX product lines will be followed by a premium content subscription service—a yearly subscription gets our buyers access to exclusive songs and lessons from the founder and other professionals.

From talkbox karaoke for consumers, to mobile instruments and jam session apps for students and gamers, the future is bright.

Funding

Backed by David Guetta, E-40, Just Blaze, ex-Google engineers, and VCs

We started at Zoo Labs, an accelerator founded by an early Google exec and engineer (Vinitha & David Watson). Early product development of the ESX-1 was funded by Exponential Creativity Ventures CEO Adam Huttler and Pee Thugg of Chromeo. Later funds were secured through successful crowdfunding with over 400 backers.

  

Inspired by their love of the talkbox and ElectroSpit's vision for its future, superstar artist / producer David Guetta and Just Blaze have recently joined as investors. Stevie Wonder is advising on the next version of the ElectroSpit talkbox. Finally, noted Bay Area rap icon and entrepreneur E-40 has made it his mission to see this Black-owned, Bay Area Music Tech company succeed and has also joined as an investor and advisor.

Join us as we invent the future of musical instrument technology!

Founders

Love and hip-hop,
the first family of the talkbox



Electrospit was co-founded by husband and wife team Bosko and Maya Kante in 2014 at a Zoo Labs Music Technology Residency. Bosco is a mechanical engineer as well as a Grammy-winning musician and producer. Maya is a sales and marketing specialist.

Driven by the need to solve the issues of portability, cost, and learning curve posed by the classic talkbox, they invented the ESX-1 to inspire creators in the fast growing musical instrument market.

Made by Artists for Artists, in Oakland, California.

ElectroSpit's patented tubeless technology was developed by Bosko, one of the world's top talkbox artists (Kanye, Drake, Dua Lipa), and Bosko build the first prototypes by hand.

Team

Bosco Kante	Co-Founder/ CEO	B.S. - Mechanical Engineering (USC) Grammy Winning Producer /Talkboxer
Maya Kante	Co-Founder / CMO	U.C. Berkeley, Marketing Business Strat. / Brand Development
Aurelius Prochazka	Software Engineer	
Aaron Athwal	Digital Marketing & Ads	
John Mauriello	Industrial Design	
Dorian Ferrari	CAD/Design for Manufacturing	
Earl "E40" Stevens	Advisor	Mogul, Entrepreneur, Rap Star

·	David Guetta	Advisor	World's #1 DJ, Grammy Winning Producer
·	Just Blaze	Advisor	Grammy Winning Producer Jay-Z, Eminem Game Developer

Perks

$250	Sound Pack by Bosko
$500	ESX-2 Talkbox (early 2023) Soundpack by Bosko
$1,000	ESX-1 VIP Talkbox Soundpack by Bosko
$2,000	ESX-1 VIP (now shipping) ESX-2 (early 2023) Sound Pack by Bosko
$10,000	Access to our quarterly investor report and AMA Zoom with the Founders. ESX-1 VIP ESX-2 (early 2023) Sound Pack by Bosko

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete the necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise, you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.